UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 26, 2006

_____

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the Registrant's Current Report on Form 10-Q for the fiscal quarter ended April 1, 2006. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; implementation of our branding strategy; identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions; retention of contingent liabilities from businesses we sold; and the effect of exchange rate fluctuations on international operations. While the Registrant may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and, therefore, these forward-looking statements should not be relied upon as representing the Registrant's views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On July 26, 2006, the Registrant announced its financial results for the fiscal quarter ended July 1, 2006. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated July 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 26th day of July, 2006.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra
Peter E. Hornstra
Corporate Controller and Chief Accounting Officer

EXHIBIT 99.1

Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
Kenneth J. Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermo.com

Thermo Electron Reports Strong Revenue and Operating Income Growth in Second Quarter 2006

WALTHAM, Mass., July 26, 2006 – Thermo Electron Corporation (NYSE: TMO) today reported revenue growth of 9% to $713 million in the second quarter of 2006, compared with $654 million in the 2005 quarter. Acquisitions (net of divestitures) increased revenues by 3%, and currency translation had no effect. GAAP diluted earnings per share (EPS) were $.29 in the 2006 quarter, compared with $.37 in the year-ago period. GAAP earnings in the 2006 quarter reflect a $.03 impact from stock option expense for rules that became effective this year, and in 2005 included an $.11 net gain from the sale of shares in two large investments. GAAP operating income in the second quarter of 2006 rose 36%, and GAAP operating margin for the period was 10.1%, versus 8.1% a year ago.

Adjusted EPS grew 24% to $.42 in the second quarter of 2006 (including $.03 of stock option expense), compared with $.34 in 2005 on a pro forma basis as if stock option expense had been recorded in that quarter. Adjusted operating income increased 28% in the 2006 quarter, and adjusted operating margin rose 220 basis points to 14.6%, from 12.4% in 2005 on a pro forma basis including stock option expense.

Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Second Quarter Highlights

- Revenues increased 9%
- Adjusted EPS rose 24%
- Adjusted operating income grew 28%
- Adjusted operating margin expanded 220 basis points to 14.6% – a second quarter record
- Signed agreement for industry-transforming merger with Fisher Scientific International Inc. (NYSE: FSH)
- Revenue growth driven by strong sales of new products
- Recently completed two bolt-on acquisitions totaling $45 million in revenues

"In addition to announcing our significant merger with Fisher Scientific during the second quarter, we are very pleased to report that our growth momentum continued across the board," said

Marijn E. Dekkers, president and chief executive officer of Thermo. "We had solid increases in revenues, operating income and adjusted EPS, as well as yet another quarter of great margin expansion. This excellent performance is the result of ongoing strength in our major end markets and our ability to provide our customers with a breadth of innovative solutions.

"We continue to reinforce our global leadership in analytical technologies by making strategic investments across our businesses. At the recent ASMS conference, we launched a number of new products that raise the bar in analytical performance – for applications in industries ranging from biotech and pharmaceutical to environmental and food processing. Among these were a high-speed chromatography system, three mass spectrometry technologies and a software package that accelerates biomarker research. Meanwhile, our recently introduced iCAP spectroscopy system and last year's flagship launch, the LTQ™ Orbitrap™ mass spectrometer, generated strong sales during the quarter. We also expanded our line of gauging systems with an acquisition that offers technology for industrial web-processing markets.

"After quarter end, we strengthened our leading position in isotope ratio mass spectrometry (IRMS) by acquiring a business that adds complementary technologies for earth sciences, agricultural and life sciences research. We also learned that we were selected by the U.S. Department of Homeland Security to provide our Advanced Spectroscopic Portal (ASP) monitors for the detection of nuclear and radiological materials at border crossings and ports – a potential $200 million opportunity for Thermo over the next five years.

"With another strong growth quarter behind us, we are on track to achieve our previously stated full-year forecast of $1.68 to $1.73 in adjusted EPS (including $.10 per share of stock option expense), which would lead to a 14 to 18% increase over our pro forma 2005 results, including stock option expense. Our revenue estimate remains in the range of $2.81 to $2.86 billion in 2006, for a 7 to 9% increase over last year. We expect to revise our 2006 guidance after the completion of our pending merger with Fisher Scientific. Both companies' shareholders will vote on the transaction on August 30, 2006, and, while regulatory reviews are under way, teams from both companies have been hard at work on post-merger integration plans."

In the following segment information, results identified as "adjusted" exclude stock option expense and other items described below under "Use of Non-GAAP Financial Measures."

Life and Laboratory Sciences

The Life and Laboratory Sciences segment reported that revenues grew 11% in the second quarter of 2006 to $539 million, compared with $487 million in 2005. GAAP operating income for the segment increased 27% in the quarter, and GAAP operating margin increased to 11.6%, from 10.1% in the year-ago period. Adjusted operating income rose 20% in the 2006 quarter, and adjusted operating margin increased to 17.3%, compared with 16.0% in 2005.

Measurement and Control

Revenues in the Measurement and Control segment grew 5% to $174 million in the second quarter of 2006, compared with $166 million in the 2005 quarter. GAAP operating income for the segment rose 69% in the 2006 period, and GAAP operating margin increased to 11.8%, compared with 7.3% a year ago. Adjusted operating income grew 56% in the 2006 quarter, and adjusted operating margin increased to 14.2%, from 9.5% in 2005.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. Stock option expense has been excluded from adjusted segment results because management does not utilize that component of cost in evaluating the performance of the segments. For purposes of comparison, 2005 consolidated adjusted results reflect the pro forma effect of stock option expense as if it had been required in that period. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with our Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude charges and tax effects related to the sale of inventories revalued at the date of acquisition, as we believe these charges are not indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Our adjusted EPS estimate for 2006 excludes approximately $.40 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the second quarter of 2006, except for EGS Gauging, for which the purchase price allocation is not complete. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate, the early retirement of debt and discontinued operations. (We sold our remaining shares of Newport and Thoratec during the second quarter of 2005.)

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as the impact of accounting principles not yet adopted and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Electron will hold its earnings conference call today, July 26, at 9:00 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S. or 973-633-6740 outside the U.S., and use passcode 6449367. You may also listen to the call live on the Web by visiting www.thermo.com. Click on "About Thermo," then "Investors." An audio archive of the call will be available in that section of our Website until Friday, August 25, 2006. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Website.

About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's Life and Laboratory Sciences segment provides analytical instruments, scientific equipment, services and software solutions for life science, drug discovery, clinical, environmental and industrial laboratories. Thermo's Measurement and Control segment is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. For more information, visit www.thermo.com.

###

Consolidated Statement of Income (unaudited) (a)

(In thousands except per share amounts)		July 1, 2006	% of Revenues		July 2, 2005	% of Revenues
			Three Months Ended			
Revenues	$	713,468		$	653,621	
Costs and Operating Expenses:						
Cost of revenues		388,976	54.5%		366,166	56.0%
Selling, general and administrative expenses		181,264	25.4%		173,484	26.5%
Amortization of acquisition-related intangible assets		25,655	3.6%		19,109	2.9%
Research and development expenses		40,620	5.7%		39,432	6.0%
Restructuring and other costs, net (d)		4,780	0.7%		2,216	0.4%
		641,295	89.9%		600,407	91.9%
Operating Income		72,173	10.1%		53,214	8.1%
Interest Income		3,393			2,591	
Interest Expense		(7,934)			(7,287)	
Other Income, Net (e)		1,158			30,200	
Income from Continuing Operations Before Income Taxes		68,790			78,718	
Provision for Income Taxes		(19,647)			(21,958)	
Income from Continuing Operations		48,943			56,760	
Gain (Loss) on Disposal of Discontinued Operations (includes income tax benefit of $623 in 2006; net of income tax provision of $2,034 in 2005)		(1,063)			3,463	
Net Income	$	47,880	6.7%	$	60,223	9.2%
Earnings per Share from Continuing Operations:						
Basic	$	.30		$	.35	
Diluted	$	.30		$	.35	
Earnings per Share:						
Basic	$	.30		$	.37	
Diluted	$	.29		$	.37	
Weighted Average Shares:						
Basic		161,289			161,255	
Diluted		165,523			164,658	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

		July 1, 2006	% of Revenues		July 2, 2005	% of Revenues
GAAP Operating Income (a)	$	72,173	10.1%	$	53,214	8.1%
Cost of Revenues Charges (c)		1,266	0.2%		11,465	1.8%
Restructuring and Other Costs, Net (d)		4,780	0.7%		2,216	0.4%
Pro Forma Stock Option Compensation Expense		-	0.0%		(5,141)	-0.8%
Amortization of Acquisition-related Intangible Assets		25,655	3.6%		19,109	2.9%
Adjusted Operating Income (b)	$	103,874	14.6%	$	80,863	12.4%

Reconciliation of Adjusted Net Income

		July 1, 2006	% of Revenues		July 2, 2005	% of Revenues
GAAP Net Income (a)	$	47,880	6.7%	$	60,223	9.2%
Cost of Revenues Charges (c)		1,266	0.2%		11,465	1.8%
Restructuring and Other Costs, Net (d)		4,780	0.7%		2,216	0.4%
Pro Forma Stock Option Compensation Expense		-	0.0%		(5,141)	-0.8%
Amortization of Acquisition-related Intangible Assets		25,655	3.6%		19,109	2.9%
Other Income, Net (e)		-	0.0%		(27,594)	-4.2%
Provision for Income Taxes (f)		(10,872)	-1.5%		(1,363)	-0.2%
Discontinued Operations, Net of Tax		1,063	0.1%		(3,463)	-0.6%
Adjusted Net Income (b)	$	69,772	9.8%	$	55,452	8.5%

Reconciliation of Adjusted Earnings per Share

		July 1, 2006			July 2, 2005	
GAAP EPS (a)	$	0.29		$	0.37	
Cost of Revenues Charges, Net of Tax (c)		-			0.04	
Restructuring and Other Costs, Net of Tax (d)		0.02			0.01	
Pro Forma Stock Option Compensation Expense, Net of Tax		-			(0.02)	
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.10			0.07	
Other Income, Net of Tax (e)		-			(0.11)	
Discontinued Operations, Net of Tax		0.01			(0.02)	
Adjusted EPS (b)	$	0.42		$	0.34	

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); certain other income/expense (see note (e) for details); the tax consequences of the preceding items (see note (f) for details); and results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, stock option expense of $6,409 is included in both reported and adjusted results as follows: cost of revenues $745; selling, general and administrative expenses $5,297; and research and development expenses $367.

(c) Reported results in 2006 include $1,266 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations. Reported results in 2005 include $11,465 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities.

(e) Reported results in 2005 include $27,594 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation.

(f) Reported provision for income taxes includes $11,142 and $3,162 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (e) and in 2006, $270 of incremental tax provision related to prior-year tax audits. Adjusted provision for income taxes in 2005 includes $1,799 of tax benefits for the pro forma stock option compensation expense.

Segment Data (g)(h)(i)

(In thousands except percentage amounts)	Three Months Ended July 1, 2006	% of Revenues	July 2, 2005	% of Revenues
Life and Laboratory Sciences				
Revenues	$ 539,286		$ 487,462	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income	62,556	11.6%	49,075	10.1%
Cost of Revenues Charges (j)	1,266	0.2%	11,232	2.3%
Restructuring and Other Costs (Income), Net (k)	2,571	0.5%	(160)	0.0%
Stock Option Compensation Expense	2,808	0.5%	-	0.0%
Amortization of Acquisition-related Intangible Assets	24,197	4.5%	17,773	3.6%
Adjusted Operating Income	$ 93,398	17.3%	$ 77,920	16.0%
Measurement and Control				
Revenues	$ 174,182		$ 166,159	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income	20,482	11.8%	12,093	7.3%
Cost of Revenues Charges (j)	-	0.0%	233	0.1%
Restructuring and Other Costs, Net (k)	2,094	1.2%	2,168	1.3%
Stock Option Compensation Expense	704	0.4%	-	0.0%
Amortization of Acquisition-related Intangible Assets	1,456	0.8%	1,335	0.8%
Adjusted Operating Income	$ 24,736	14.2%	$ 15,829	9.5%

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) through (d); amortization of acquisition-related intangible assets; and for the segments, stock option compensation expense.

(i) Depreciation expense in 2006 was $9,656 at Life and Laboratory Sciences, $2,222 at Measurement and Control and $13,462 Consolidated. Depreciation expense in 2005 was $7,764 at Life and Laboratory Sciences, $2,045 at Measurement and Control and $10,760 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

Consolidated Statement of Income (unaudited) (a)

(In thousands except per share amounts)	Six Months Ended July 1, 2006	% of Revenues	July 2, 2005	% of Revenues
Revenues	$ 1,397,755		$ 1,212,829	
Costs and Operating Expenses:				
Cost of revenues	760,639	54.4%	666,140	54.9%
Selling, general and administrative expenses	358,151	25.6%	329,571	27.2%
Amortization of acquisition-related intangible assets	51,216	3.7%	26,523	2.2%
Research and development expenses	79,357	5.7%	75,760	6.2%
Restructuring and other costs, net (d)	8,374	0.6%	1,945	0.2%
	1,257,737	90.0%	1,099,939	90.7%
Operating Income	140,018	10.0%	112,890	9.3%
Interest Income	6,925		5,927	
Interest Expense	(15,729)		(10,442)	
Other Income, Net (e)	1,642		33,323	
Income from Continuing Operations Before Income Taxes	132,856		141,698	
Provision for Income Taxes	(40,294)		(39,355)	
Income from Continuing Operations	92,562		102,343	
Gain on Disposal of Discontinued Operations (net of income tax provision of $1,303 in 2006 and $4,272 in 2005)	2,224		6,736	
Net Income	$ 94,786	6.8%	$ 109,079	9.0%
Earnings per Share from Continuing Operations:				
Basic	$ .57		$ .64	
Diluted	$ .56		$ .63	
Earnings per Share:				
Basic	$ .58		$ .68	
Diluted	$ .57		$ .67	
Weighted Average Shares:				
Basic	162,167		161,106	
Diluted	166,253		164,694	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 140,018	10.0%	$ 112,890	9.3%
Cost of Revenues Charges (c)	1,266	0.1%	11,465	0.9%
Restructuring and Other Costs, Net (d)	8,374	0.6%	1,945	0.2%
Pro Forma Stock Option Compensation Expense	-	0.0%	(10,473)	-0.9%
Amortization of Acquisition-related Intangible Assets	51,216	3.7%	26,523	2.2%
Adjusted Operating Income (b)	$ 200,874	14.4%	$ 142,350	11.7%

Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 94,786	6.8%	$ 109,079	9.0%
Cost of Revenues Charges (c)	1,266	0.1%	11,465	0.9%
Restructuring and Other Costs, Net (d)	8,374	0.6%	1,945	0.2%
Pro Forma Stock Option Compensation Expense	-	0.0%	(10,473)	-0.9%
Amortization of Acquisition-related Intangible Assets	51,216	3.7%	26,523	2.2%
Other Income, Net (e)	-	0.0%	(27,594)	-2.3%
Provision for Income Taxes (f)	(18,839)	-1.4%	(1,751)	-0.1%
Discontinued Operations, Net of Tax	(2,224)	-0.2%	(6,736)	-0.6%
Adjusted Net Income (b)	$ 134,579	9.6%	$ 102,458	8.4%

Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 0.57		$ 0.67	
Cost of Revenues Charges, Net of Tax (c)	-		0.04	
Restructuring and Other Costs, Net of Tax (d)	0.05		0.01	
Pro Forma Stock Option Compensation Expense, Net of Tax	-		(0.04)	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.20		0.10	
Other Income, Net of Tax (e)	-		(0.11)	
Discontinued Operations, Net of Tax	(0.01)		(0.04)	
Adjusted EPS (b)	$ 0.81		$ 0.63	

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); certain other income/expense (see note (e) for details); the tax consequences of the preceding items (see note (f) for details); and results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, stock option expense of $11,752 is included in both reported and adjusted results as follows: cost of revenues $1,328; selling, general and administrative expenses $9,753; and research and development expenses $671.

(c) Reported results in 2006 include $1,266 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations. Reported results in 2005 include $11,465 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities.

(e) Reported results in 2005 include $27,594 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation.

(f) Reported provision for income taxes includes $19,109 and $5,416 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (e) and in 2006, $270 of incremental tax provision related to prior-year tax audits. Adjusted provision for income taxes in 2005 includes $3,665 of tax benefits for the pro forma stock option compensation expense.

Segment Data (g)(h)(i)

(In thousands except percentage amounts)		Six Months Ended			
		July 1, 2006	% of Revenues	July 2, 2005	% of Revenues
Life and Laboratory Sciences					
Revenues		$ 1,051,641		$ 880,767	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin					
GAAP Operating Income		119,313	11.3%	100,905	11.5%
Cost of Revenues Charges (j)		1,266	0.1%	11,232	1.3%
Restructuring and Other Costs (Income), Net (k)		5,617	0.6%	(1,894)	-0.2%
Stock Option Compensation Expense		5,060	0.5%	-	0.0%
Amortization of Acquisition-related Intangible Assets		48,292	4.6%	24,387	2.7%
Adjusted Operating Income		$ 179,548	17.1%	$ 134,630	15.3%
Measurement and Control					
Revenues		$ 346,114		$ 332,062	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin					
GAAP Operating Income		42,234	12.2%	30,453	9.2%
Cost of Revenues Charges (j)		-	0.0%	233	0.1%
Restructuring and Other Costs, Net (k)		2,634	0.8%	3,202	0.9%
Stock Option Compensation Expense		1,347	0.4%	-	0.0%
Amortization of Acquisition-related Intangible Assets		2,920	0.8%	2,134	0.6%
Adjusted Operating Income		$ 49,135	14.2%	$ 36,022	10.8%

(g) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(h) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) through (d); amortization of acquisition-related intangible assets; and for the segments, stock option compensation expense.

(i) Depreciation expense in 2006 was $17,589 at Life and Laboratory Sciences, $4,347 at Measurement and Control and $25,221 Consolidated. Depreciation expense in 2005 was $14,543 at Life and Laboratory Sciences, $4,461 at Measurement and Control and $20,912 Consolidated.

(j) Includes items described in note (c).

(k) Includes items described in note (d).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)	Jul. 1, 2006	Dec. 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 189,716	$ 214,326
Short-term available-for-sale investments	8,267	80,661
Accounts receivable, net	544,520	565,564
Inventories	396,160	359,392
Other current assets	141,559	133,957
	1,280,222	1,353,900
Property, Plant and Equipment, Net	283,242	280,654
Acquisition-related Intangible Assets	405,011	450,740
Other Assets	216,907	200,080
Goodwill	1,990,821	1,966,195
	$ 4,176,203	$ 4,251,569
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 171,540	$ 130,137
Other current liabilities	578,506	626,334
Current liabilities of discontinued operations	33,908	35,191
	783,954	791,662
Long-term Deferred Income Taxes and Other Long-term Liabilities	187,781	197,965
Long-term Obligations:		
Senior notes	379,529	380,542
Subordinated convertible obligations	77,234	77,234
Other	10,699	10,854
	467,462	468,630
Total Shareholders' Equity (I)	2,737,006	2,793,312
	$ 4,176,203	$ 4,251,569

(I) Includes 25,598 and 19,335 shares of treasury stock in 2006 and 2006, respectively.